SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                              (Amendment No. 6)*

                             Wells Fargo & Company
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  949740 10 4
                                (CUSIP Number)

                               Warren E. Buffett
                            Berkshire Hathaway Inc.
                   1440 Kiewit Plaza, Omaha, Nebraska  68131
                                (402) 346-1400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 24, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                              Page 1 of 32 Pages
                       (Continued on following page(s))

                                                            Page 2 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  Warren E. Buffett, ###-##-####

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]

 _________________________________________________________________

 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  AF

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  United States Citizen

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  7,291,418 shares (See Item 5)

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  7,291,418 shares (See Item 5)

 11        Aggregate amount beneficially owned by each Reporting Person:
                  7,319,418 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  7.6%

 14        Type of Reporting Person*:
                  IN

                                                            Page 3 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  Berkshire Hathaway Inc., 04-2254452

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
 _________________________________________________________________
 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  AF

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  Delaware corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  7,291,418 shares (See Item 5)

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  7,291,418 shares (See Item 5)

 11        Aggregate amount beneficially owned by each Reporting Person:
                  7,291,418 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  7.6%

 14        Type of Reporting Person*:
                  HC, CO

                                                            Page 4 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  National Indemnity Company, 47-0355979

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]

 _________________________________________________________________

 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  WC, AF

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  Nebraska corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  5,537,256 shares

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  5,537,256 shares

 11        Aggregate amount beneficially owned by each Reporting Person:
                  5,537,256 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  5.8%

 14        Type of Reporting Person*:
                  IC

                                                            Page 5 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  National Indemnity Company of the South

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
 _________________________________________________________________

 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  WC

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  Florida corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  23,000 shares

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  23,000 shares

 11        Aggregate amount beneficially owned by each Reporting Person:
                  23,000 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  Less than 0.1%

 14        Type of Reporting Person*:
                  IC

                                                            Page 6 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  National Fire and Marine Insurance Company, 47-6021331

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
 ________________________________________________________________

 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  AF

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  Nebraska corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  12,097 shares

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  12,097 shares

 11        Aggregate amount beneficially owned by each Reporting Person:
                  12,097 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  Less than 0.1%

 14        Type of Reporting Person*:
                  IC

                                                            Page 7 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  Redwood Fire and Casualty Insurance Company, 47-0530076

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
 _________________________________________________________________

 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  WC

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  Nebraska corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  12,097 shares

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  12,097 shares

 11        Aggregate amount beneficially owned by each Reporting Person:
                  12,097 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  Less than 0.1%

 14        Type of Reporting Person*:
                  IC

                                                            Page 8 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  Cypress Insurance Company, 95-6042829

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
 _________________________________________________________________

 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  WC

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  California corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  15,000 shares

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  15,000 shares

 11        Aggregate amount beneficially owned by each Reporting Person:
                  15,000 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  Less than 0.1%

 14        Type of Reporting Person*:
                  IC

                                                            Page 9 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  Columbia Insurance Company, 47-0530077

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
 _________________________________________________________________

 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  WC

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  Nebraska corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  1,272,839 shares

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  1,272,839 shares

 11        Aggregate amount beneficially owned by each Reporting Person:
                  1,272,839 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  1.3%

 14        Type of Reporting Person*:
                  IC

                                                           Page 10 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  National Liability & Fire Insurance Company, 36-2403971

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
 _________________________________________________________________

 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  WC

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  Illinois corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  139,400 shares

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  139,400 shares

 11        Aggregate amount beneficially owned by each Reporting Person:
                  139,400 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  0.1%

 14        Type of Reporting Person*:
                  IC

                                                           Page 11 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  Blue Chip Stamps, 95-3858923

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
 _________________________________________________________________

 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  AF

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  California corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  169,340 shares

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  169,340 shares

 11        Aggregate amount beneficially owned by each Reporting Person:
                  169,340 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  0.2%

 14        Type of Reporting Person*:
                  CO

                                                           Page 12 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  Wesco Financial Corporation, 95-2109453

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
 _________________________________________________________________

 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  AF

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  Delaware corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  169,340 shares

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  169,340 shares

 11        Aggregate amount beneficially owned by each Reporting Person:
                  169,340 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  0.2%

 14        Type of Reporting Person*:
                  CO

                                                           Page 13 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  Wesco Holdings Midwest, Inc., 47-0691907

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
 _________________________________________________________________

 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  AF

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  Delaware corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  169,340 shares

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  169,340 shares

 11        Aggregate amount beneficially owned by each Reporting Person:
                  169,340 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  0.2%

 14        Type of Reporting Person*:
                  CO

                                                           Page 14 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  Wesco-Financial Insurance Company, 47-0685686

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
 _________________________________________________________________

 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  WC

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  Nebraska corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  129,340 shares

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  129,340 shares

 11        Aggregate amount beneficially owned by each Reporting Person:
                  129,340 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  0.1%

 14        Type of Reporting Person*:
                  IC

                                                           Page 15 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  Precision Steel Warehouse, Inc., 36-3005603

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
 _________________________________________________________________

 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  WC

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  Illinois corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  40,000 shares

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  40,000 shares

 11        Aggregate amount beneficially owned by each Reporting Person:
                  40,000 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  Less than 0.1%

 14        Type of Reporting Person*:
                  CO

                                                           Page 16 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  GEICO Corporation, 52-1135801

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
 _________________________________________________________________

 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  WC

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  Delaware corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  100,000 shares

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  100,000 shares

 11        Aggregate amount beneficially owned by each Reporting Person:
                  100,000 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  0.1%

 14        Type of Reporting Person*:
                  HC, CO

                                                           Page 17 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  Nebraska Furniture Mart, Inc., 43-0428274

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
 _________________________________________________________________

 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  WC

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  Nebraska corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  60,486 shares

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  60,486 shares

 11        Aggregate amount beneficially owned by each Reporting Person:
                  60,486 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  Less than 0.1%

 14        Type of Reporting Person*:
                  CO

                                                           Page 18 of 32 Pages
 1         Name of Reporting Person:

           S.S. or I.R.S. Identification No. of Above Person:
                  The Fechheimer Bros. Company, 31-1000330

 2         Check the appropriate box if a member of a Group*:

                                                                      (a)  [X]
                                                                      (b)  [ ]
 _________________________________________________________________

 3         SEC USE ONLY


 _________________________________________________________________

 4         Source of Funds*:
                  WC

 5         Check box if disclosure of Legal Proceedings
           is required pursuant to Items 2(d) or (e)                       [ ]

 6         Citizen or place of organization:
                  Delaware corporation

 7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
                  -0-

 8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
                  85,000 shares

 9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
                  -0-

 10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
                  85,000 shares

 11        Aggregate amount beneficially owned by each Reporting Person:
                  85,000 shares

 12        Check Box if the aggregate amount in
           Row (11) excludes certain shares*                               [ ]

 13        Percent of class represented by amount in Row (11):
                  Less than 0.1%

 14        Type of Reporting Person*:
                  CO

                                                           Page 19 of 32 Pages

      This Amendment No. 6 to the Schedule 13D filed by Berkshire Hathaway Inc. and certain of its subsidiaries with respect to the common stock of Wells Fargo & Company amends the following items of the original Schedule, as previously amended:

 ITEM 2.    IDENTITY AND BACKGROUND.

      In addition to the persons previously identified as filing this Schedule, GEICO Corporation has become a wholly owned subsidiary of Berkshire Hathaway Inc., and has joined with the other Berkshire subsidiaries in making this filing. Specific information with respect to GEICO Corporation responsive to this Item 2 is as follows:

            GEICO Corporation
            One GEICO Plaza, Washington, D.C. 20076-0001

            GEICO Corporation is engaged in the property and casualty insurance business. GEICO Corporation has not been convicted, during the last five years, in a criminal proceeding. GEICO Corporation has not, during the last five years, been party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

            The Executive Officers and Directors of GEICO Corporation are as follows:

 Executive Officers:

 President and Chief Executive Officer-
   Insurance Operations                                   Olza M. Nicely

 President and Chief Executive Officer-
   Capital Operations                                     Louis A. Simpson

 Executive Vice President
   and Chief Financial Officer                            W. Alvon Sparks, Jr.

 Senior Vice-President
   and Chief Information Officer                          Simone J. Pace


 Directors:

 Warren E. Buffett
 Marc D. Hamburg
 Forrest N. Krutter

                                                           Page 20 of 32 Pages

            The business address of each of the executive officers of GEICO Corporation listed above is One GEICO Plaza, Washington, D.C. 20076-0001. The business addresses of the directors of GEICO Corporation are as follows:


 Warren E. Buffett      1440 Kiewit Plaza
                        Omaha, Nebraska 68131

 Marc D. Hamburg        1440 Kiewit Plaza
                        Omaha, Nebraska 68131

 Forrest N. Krutter     3024 Harney Street
                        Omaha, Nebraska 68131


            The present principal occupation of each of the officers of GEICO Corporation is the office listed. The present principal occupation of each of the directors of GEICO Corporation is as follows:

 Warren E. Buffett      Chairman of the Board,
                        Berkshire Hathaway Inc.

 Marc D. Hamburg        Vice-President
                        and Chief Financial Officer,
                        Berkshire Hathaway Inc.

 Forrest N. Krutter     Senior Vice-President,
                        National Indemnity Company


            To the best knowledge of the persons filing this Schedule 13D, none of the officers or directors of GEICO Corporation set forth above have been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            To the best knowledge of the persons filing this Schedule 13D, none of the officers or directors of GEICO Corporation set forth above have, during the last five years, been party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

            To the best knowledge of the persons filing this Schedule 13D, each of the officers and directors of GEICO Corporation set forth above is a citizen of the United States.

                                                           Page 21 of 32 Pages

 ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Subsidiaries of Berkshire Hathaway Inc. ("Berkshire") have spent, in the aggregate, approximately $490,978,580 to purchase the 7,291,418 shares of common stock ("shares") of Wells Fargo & Company ("Wells Fargo") they currently own, including an aggregate of $67,298,443 used to purchase an aggregate of 750,300 shares of common stock of First Interstate Bancorp that were converted into 500,200 shares of Wells Fargo & Company stock in the merger of those two companies on April 1, 1996. Internally generated funds of such subsidiaries were used to purchase the shares they hold. The 28,000 shares held by certain "defined benefit" type employee benefit plans that Warren E. Buffett may be deemed to control (See Item 5.a below) were acquired by such plans with internally generated funds at an aggregate cost of approximately $1,824,899.

      Should Berkshire make any additional purchases of Wells Fargo securities, it expects that internally generated funds will be used. To the best knowledge of the persons filing this Schedule, no officers or directors of the companies identified in Item 2 have expended funds to purchase capital stock of Wells Fargo.


 ITEM 4.    PURPOSE OF TRANSACTION.

      The purpose of Berkshire and its subsidiaries in acquiring shares of common stock of Wells Fargo has been and continues to be to acquire shares for investment.

      Berkshire's earlier filings on Schedule 13D described in detail Berkshire's filing with the Board of Governors of the Federal Reserve System (the "Board of Governors") with respect to ownership of Wells Fargo stock. These previous filings also described certain commitments made to the Board of Governors placing various restrictions on Berkshire with respect to its ownership and its relationship with Wells Fargo (e.g., not having a representative on Wells Fargo's Board of Directors; not soliciting proxies in opposition to management; restrictions on banking or other business relationships with Wells Fargo).

      Further, at the time these commitments were made to the Board of Governors, Berkshire also entered a Passivity Agreement with Wells Fargo.
 This agreement provided similar restrictions to the commitments, and also placed additional restrictions on Berkshire's disposition rights with respect to its Wells Fargo stock, and granted the Secretary of Wells Fargo a proxy to vote all Wells Fargo stock owned by Berkshire in the manner recommended by the Board of Directors.

      On April 1, 1996, Wells Fargo completed its merger with First Interstate Bancorp. As a result of the issuance of a

                                                           Page 22 of 32 Pages

 substantial amount of additional Wells Fargo common stock in the merger, Berkshire's percentage ownership of Wells Fargo stock was reduced from
 approximately 14.5% to approximately 7.6%.   Based on this reduction in
 percentage ownership to well below 10%, Berkshire communicated to the Board of Governors and to Wells Fargo its desire to terminate the commitments previously made to the Board of Governors and also to terminate the Passivity Agreement with Wells Fargo.

      This request to the Board of Governors was not intended and should not be viewed as indicating in any way an intention by Berkshire to exercise any control of Wells Fargo. Berkshire has no such intention. Berkshire simply believes that since its percentage ownership has decreased below the 10% threshold that required the commitments in the first place, there was no reason why it should be restricted in ways different from any other Wells Fargo stockholder owning less than 10% of the outstanding shares. For example, the commitments effectively prevented Berkshire from having normal banking relationships with Wells Fargo that could be beneficial to both parties.

      The Board of Governors issued a letter on April 24, 1996 granting Berkshire's request. As a result, the commitments no longer apply, and Berkshire cannot increase its ownership of Wells Fargo voting securities above the 10% level without filing appropriate notices with the Board of Governors and other applicable regulators.

      Similarly, Berkshire has requested, and Wells Fargo has agreed, that the Passivity Agreement between Berkshire and Wells Fargo be terminated.

      Berkshire or its subsidiaries may or may not purchase additional shares
 of Wells Fargo stock.   Whether any share purchases will be made, and the
 timing and extent of any such purchases, will both depend upon Berkshire's evaluation of various factors, including market price, market conditions, the availability of or need for funds, and its evaluation of alternative investments. Moreover, based upon these same factors, Berkshire or its subsidiaries might also determine to sell all or part of their current holdings of Wells Fargo stock.

      Berkshire and the other persons filing this Schedule, other than as described above, have no plans or proposals that relate to or would result in an extraordinary corporate transaction involving Wells Fargo or any of its subsidiaries; a sale or transfer of a material amount of assets of Wells Fargo or any of its subsidiaries; a change in the present Board of Directors or management of Wells Fargo; a material change in the present capitalization or dividend policy of Wells Fargo; any other material change in Wells Fargo's business or corporate structure, changes in Wells Fargo's charter or bylaws or other actions that might impede the acquisition of control of Wells Fargo by any

                                                           Page 23 of 32 Pages

 other person; causing securities of Wells Fargo to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing securities of Wells Fargo to be eligible for termination of registration pursuant to the Securities Exchange Act of 1934; or any other similar action.


 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      a. The following table sets forth the aggregate number of shares of common stock (and the percentage of the voting power) of Wells Fargo held of record by the following corporations named in Item 2:


                                           NO. OF SHARES      PERCENTAGE*
                                                OF                OF
           NAME                            COMMON STOCK      VOTING POWER

 National Indemnity Company                   5,414,256          5.6%

 National Indemnity Company
   of the South                                  23,000          **

 Redwood Fire and Casualty
   Insurance Company                             12,097          **

 Cypress Insurance Company                       15,000          **

 Columbia Insurance Company                   1,272,839          1.3%

 National Liability &
   Fire Insurance Company                       139,400          0.1%

 Wesco-Financial Insurance
   Company                                      129,340          0.1%

 Precision Steel Warehouse, Inc.                 40,000          **

 GEICO Corporation                              100,000          0.1%

 Nebraska Furniture Mart, Inc.                   60,486          **

 The Fechheimer Bros. Company                    85,000          **
                                              ---------          -----
       TOTAL                                  7,291,418          7.6%

 * (Reflects voting power based upon 95,900,000 shares of common stock of Wells Fargo outstanding, information provided by Wells Fargo.)

 **   Less than 0.1%.

                                                           Page 24 of 32 Pages

            Warren E. Buffett may be deemed to control Berkshire Hathaway Inc., which controls each of the corporations with record ownership of the Wells Fargo common stock identified in the table above. Both Mr. Buffett and Berkshire Hathaway Inc. thus may be considered to have beneficial ownership of the entire 7,291,418 shares of Wells Fargo common stock held of record by the corporations identified above. All of the corporations identified in the table above are direct subsidiaries of Berkshire Hathaway Inc., except National Indemnity Company of the South, GEICO Corporation Redwood Fire and Casualty Insurance Company, Wesco-Financial Insurance Company and Precision Steel Warehouse, Inc., which are indirect subsidiaries of Berkshire Hathaway Inc. Berkshire Hathaway Inc. controls each of the intervening companies identified in the cover pages and in response to Item 2: National Indemnity Company (in the case of National Indemnity Company of the South and GEICO Corporation); National Fire and Marine Insurance Company (in the case of Redwood Fire and Casualty Insurance Company); and Blue Chip Stamps, Wesco Financial Corporation and Wesco Holdings Midwest, Inc. (in the case of both Precision Steel Warehouse, Inc. and Wesco-Financial Insurance Company). Each of these intervening companies is identified, whether or not it is a record holder of Wells Fargo common stock, in the cover pages hereof and in response to Item 2.

            In addition to the 7,291,418 shares beneficially owned by Berkshire Hathaway Inc., Mr. Buffett may be deemed to have beneficial ownership of 28,000 shares held by certain "defined benefit" type employee benefit plans for certain employees of Berkshire Hathaway Inc. or its subsidiaries, based upon power to direct the investments of such plans. Mr. Buffett does not have sole or shared voting power over such additional shares.

      b. Each of the corporations named in Item 5(a) has both voting and investment power with respect to the respective shares indicated. However, Warren E. Buffett, Chairman of the Board of Berkshire Hathaway Inc., who may be deemed to control the corporations named in Item 5(a), directs the investments and voting of each of the corporations named. Thus, Mr. Buffett and Berkshire Hathaway Inc. share voting power and investment power with respect to the shares of Wells Fargo & Company owned by each of the corporations named in
            Item 5(a). The shared voting and investment power of Mr. Buffett, Berkshire Hathaway Inc. and each of the intervening corporations is reflected herein.

                                                           Page 25 of 32 Pages

      c. On April 1, 1996, as a result of the merger of Wells Fargo and First Interstate Bancorp, Berkshire's National Indemnity Company and GEICO Corporation subsidiaries received 400,200 and 100,000 shares, respectively, of Wells Fargo stock in exchange for 600,300 and 150,000 shares, respectively, of First Interstate common stock previously held. These exchanges occurred by operation of law in the merger, and were based on the exchange ratio of two-thirds of a Wells Fargo share for each First Interstate share held.

      d.    Not applicable.

      e.    Not applicable.


 ITEM 6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS   OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            As described above in Item 4, Wells Fargo and Berkshire have executed a Termination of Passivity Agreement in the form attached as Exhibit B hereto, terminating various restrictions with respect to shares of Wells Fargo common stock owned by Berkshire and its subsidiaries.


 ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

 a. A copy of a letter from the Board of Governors of the U.S. Federal Reserve System relieving Berkshire from commitments previously made regarding Wells Fargo & Company is attached as Exhibit A to this Schedule.

 b. The Termination of Passivity Agreement between Wells Fargo & Company and Berkshire Hathaway Inc. is attached as Exhibit B to this Schedule.

 c. A copy of a joint filing agreement regarding filing with the Securities and Exchange Commission of joint statements and granting a power of attorney with respect to such filings on behalf of GEICO Corporation is filed herewith as Exhibit C to this Schedule.

                                                           Page 26 of 32 Pages


                                 EXHIBIT INDEX


      EXHIBIT                                                             PAGE

 a.   A copy of a letter from the Board of Governors of
      the U.S. Federal Reserve System relieving Berkshire
      from commitments previously made regarding Wells
      Fargo & Company is attached as Exhibit A to this
      Schedule.                                                             29

 b.   The Termination of Passivity Agreement between Wells
      Fargo & Company and Berkshire Hathaway Inc. is
      attached as Exhibit B to this Schedule.                               31

 c.   A copy of a joint filing agreement, regarding filing
      with the Securities and Exchange Commission of joint
      statements and granting a power of attorney with
      respect to such filings on behalf of GEICO Corporation
      is attached as Exhibit C to this Schedule.                            32

                                                           Page 27 of 32 Pages

      After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

      Dated this 26th day of April, 1996.



 /S/ WARREN E. BUFFETT
 Warren E. Buffett

 BERKSHIRE HATHAWAY INC.                  NATIONAL INDEMNITY COMPANY


 By/S/ WARREN E. BUFFETT                  By/S/ WARREN E. BUFFETT
   Warren E. Buffett                        Warren E. Buffett
   Chairman of the Board                    Chairman of the Board


 NATIONAL INDEMNITY COMPANY               COLUMBIA INSURANCE COMPANY
   OF THE SOUTH


 By/S/ WARREN E. BUFFETT                  By/S/ WARREN E. BUFFETT
   Warren E. Buffett                        Warren E. Buffett
   Chairman of the Board                    Chairman of the Board


 NATIONAL FIRE AND MARINE                 REDWOOD FIRE AND CASUALTY
   INSURANCE COMPANY
                                          CYPRESS INSURANCE COMPANY

                                          GEICO CORPORATION
 By/S/ WARREN E. BUFFETT
   Warren E. Buffett                      NATIONAL LIABILITY & FIRE
   Chairman of the Board                    INSURANCE COMPANY

                                          BLUE CHIP STAMPS

                                          WESCO FINANCIAL CORPORATION

                                          WESCO HOLDINGS MIDWEST, INC.

                                          WESCO-FINANCIAL INSURANCE
                                            COMPANY

                                                           Page 28 of 32 Pages

                                          PRECISION STEEL WAREHOUSE,
                                            INC.

                                          THE FECHHEIMER BROS. COMPANY

                                          NEBRASKA FURNITURE MART, INC.



                                          By/S/ WARREN E. BUFFETT
                                            Warren E. Buffett
                                            Attorney-in-Fact

                                                           Page 29 of 32 Pages


                                   Exhibit A

                              BOARD OF GOVERNORS
                                    OF THE
                            FEDERAL RESERVE SYSTEM
                            WASHINGTON, D.C. 20551









 William L. Cathey, Esq.
 Munger, Tolles & Olson
 355 South Grand Avenue
 Thirty-Fifth Floor
 Los Angeles, CA  90071

 Dear Mr. Cathey:

            This is in response to the request by Berkshire Hathaway, Inc., Omaha, Nebraska ("Berkshire"), for termination of the passivity commitments relied on by the Board in its approval of the acquisition by Berkshire of up to 22 percent of the voting securities of Wells Fargo & Company, San
 Francisco,  California  ("Wells  Fargo)".   In order to avoid becoming a bank
 holding company subject to the limitations of the Bank Holding Company Act ("BHC Act"), Berkshire made these commitments to assure the Board that its investment in Wells Fargo would remain passive.

            As a result of the recent merger of Wells Fargo with First Interstate Bancorp, San Francisco, California, Berkshire currently controls approximately 7 percent of Wells Fargo's outstanding shares of voting securities. This ownership interest does not trigger any of the presumptions of control in the BHC Act or the Board's Regulation Y, and there are no indications that Berkshire controls or has attempted to control Wells Fargo. In addition, Berkshire will continue to be subject to the control provisions of the BHC Act and the Change in Bank Control Act ("CIBC Act"). Berkshire has acknowledged that, notwithstanding termination of the passivity commitments, its exercise of control over Wells Fargo without prior Board approval would violate the BHC Act and the CIBC Act regardless of the amount of the Wells Fargo voting securities it owns. In addition, Wells Fargo has acknowledged that it must obtain Board approval before acquiring more than 9.9 percent of any class of Wells Fargo voting securities.

                                                           Page 30 of 32 Pages

            Based on all the facts of record, including all the representations made by Berkshire, the Board has approved Berkshire's request for relief from the passivity commitments. This approval should not be construed as granting relief from any other conditions or other commitments to which Berkshire may be subject. In addition, if subsequent events indicate that Berkshire is exercising or attempting to exercise control over Wells Fargo or any of its subsidiaries, the Board may initiate a proceeding against Berkshire under the BHC Act, or require Berkshire to file a notice under the CIBC Act.

                              Very truly yours,

                           /s/  Jennifer J. Johnson

                              Jennifer J. Johnson
                         Deputy Secretary of the Board




 cc:  Federal Reserve Bank of San Francisco

                                                           Page 31 of 32 Pages


                                   Exhibit B

                      TERMINATION OF PASSIVITY AGREEMENT

            This  Termination   of   Passivity   Agreement   (the  "Termination
 Agreement") is entered as of April 24, 1996 by and among Berkshire Hathaway Inc., on behalf of itself and its subsidiaries ("Berkshire"), and Wells Fargo & Company ("Wells Fargo") with respect to the following premises:

            A.   WHEREAS,   Berkshire  and  Wells  Fargo  entered  a  Passivity
 Agreement as of July 31, 1991 with respect to ownership of Wells Fargo stock by Berkshire and with respect to limitations on Berkshire's activities regarding Wells Fargo and its securities as a result of such ownership; and

            B. WHEREAS, the Passivity Agreement was based on Berkshire owning more than 10% and as much as 22% of Wells Fargo voting securities; and

            C. WHEREAS, as a result of the merger of Wells Fargo and First Interstate Bancorp (the "Merger") which became effective on April 1, 1996, Berkshire's ownership of Wells Fargo voting securities has been reduced to less than 10%; and

            D.   WHEREAS,  the  parties   hereto  believe  that  the  Passivity
 Agreement no longer is necessary, and that benefits may accrue to the parties if the Passivity Agreement is terminated;

            NOW, THEREFORE, Berkshire and Wells Fargo agree that as of this date, the Passivity Agreement will terminate and be of no further force and effect.

            IN WITNESS WHEREOF, the undersigned have executed this Termination Agreement as of April 24, 1996.

                                    BERKSHIRE HATHAWAY INC.

                                    By /s/ Warren E. Buffett
                                      Warren E. Buffett
                                      Chairman of the Board


                                    WELLS FARGO & COMPANY

                                    By /s/ Guy Rounsaville, Jr.
                                      Guy Rounsaville, Jr.
                                      Executive Vice-President,
                                      Chief Counsel and Secretary

                                                           Page 32 of 32 Pages


                                   Exhibit C

                   POWER OF ATTORNEY/JOINT FILING AGREEMENT






      The undersigned designates Warren E. Buffet as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13D filings required to be made by it with the Securities and Exchange Commission, and, further agrees that reports on Schedule 13D, and amendments thereto, may be filed in a single statement along with Warren E. Buffett and Berkshire Hathaway Inc. and its affiliated companies.





 GEICO CORPORATION


 By           /S/ OLZA M. NICELY
                Olza M. Nicely
                President and Chief Executive
                Officer-Insurance Operations